September 11, 2008

Mr. William J. Kearns,

Staff Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Sir,

Re:

Cord Blood America, Inc.

File No. 000-50746, Comments Letter

Comment Letter Dated August 29, 2008

We have reviewed the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filings of Cord Blood America, Inc. (the “Company”), as set forth in your letter dated August 29, 2008.  We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our filings.  We have set forth below our responses to each of the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Item 8B. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

Question 1

Your disclosure that you conducted your evaluation within the 90-day time period prior to the filing of the report rather than as of the end of the period covered by the report does not appear to comply with Item 307 of Regulation S-B. Please revise.

We revised our disclosure, and stated that we conducted our evaluation as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting, page 40

Question 2

We have reviewed your response to our prior comments 13 through 15, noting your proposed compliance on a future basis. Considering the significance of these disclosures and the existing deficiencies in your current disclosure, please revise your  Form 10-KSB to include the following:

•

Your conclusion that your internal controls over financial reporting were not effective at December 31, 2007,

•

A statement identifying the framework used by management to evaluate the effectiveness of internal controls over financial reporting, and

•

Disclosure of when the material weakness was identified, by who it was identified and when the material weakness first began.

We revised our Form 10-KSB and stated that (1) Our Internal control over financial reporting was not effective as of December 31, 2007; (2) We used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework; and (3) The material weakness was identified by the Chief Executive Officer and Principal Accounting Officer during the evaluation of internal control over financial reporting, and the material weakness first started at the beginning of 2007.

Item 13. Exhibits and Reports on Form 8-K

Exhibit, page 46

Question 3

We have reviewed your response to prior comment 16, noting that you plan to amend your Form S-8 to include a current consent. Please note that in accordance with Item 601 of Regulation S-B, a current consent should be provided with your Form 10-KSB filed April 15, 2008. Please revise.

A consent is attached as Exhibit 23.1 of our revised Form 10-KSB.

Section 302 and 906 Certifications

Question 4

Please amend to provide Section 302 and 906 certifications from your principal financial officer.

We added the Principal Financial Officer as signor of Section 302 and Section 906 certifications.

Question 5

We note that the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Please refer to the guidance of Item 601(31) of Regulation S-B and revise.

We included a reference to internal control over financial reporting to the head note to paragraph 4.

Other Exchange Act Reports

Question 6

Please revise your other Exchange Act reports, as necessary, to comply with your comments above. Specifically, revise your June 30, 2008 Form 10-Q to address the certification and controls and procedures comments above.

We revised our June 30 Form 10-Q to include a reference to internal control over financial reporting to the head note to paragraph 4 of Section 302 Certification.

We are attaching the change pages for the 2007 10-KSB/A and the 10-Q/A for the period ended June 30, 2008 for your review. Once you have approved the necessary changes, we will file the complete 2007 10-KSB/A and the 10-Q/A.

As requested in the Comment Letter, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very Truly Yours,

/s/ MATT SCHISSLER
Matt Schissler Chief Executive Officer Encl.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D. C. 20549

_______________

FORM 10KSB/A

(Mark One)

[X]  Annual report under Section 13 or 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2007.

[   ]  Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________ to ____________.

Commission File Number: 000-50746

_______________

CORD BLOOD AMERICA, INC.

(Name of small business issuer in its charter)

Florida	65-1078768
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Santa Monica Blvd., Suite 700
Santa Monica, California 90401

(Address of Principal Executive Offices and Zip Code)

310-432-4090

(Telephone number, including area code, of agent for service)

With copies to:
Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006
(212) 930-9700

(212) 930-9725 (fax)

Securities Registered under Section 12(b) of the Exchange Act

None

Securities registered under Section 12(g) of the Exchange Act

Common Stock, par value $.0001 per share

(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act: [ ]

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [   ] NO [X]

State issuer's revenues for its most recent fiscal year: $5,811,267

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 8B. CONTROLS AND PROCEDURES

It is management's responsibility to establish and maintain adequate internal control over all financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). Our management, including our principal executive officer and our principal financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007.  Following this review and evaluation, management collectively determined that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to management, including our chief executive officer, our chief operations officer, and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework ..

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

Based on its evaluation, the Company's Chief Executive Officer and Chief Financial Officer identified a major deficiency that existed in the design or operation of our internal control over financial reporting that it considers to be a “material weakness”. The Public Company Accounting Oversight Board has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will note be prevented or detected.” The material weakness started at the beginning of  2007.

The deficiency in our internal control is related to a lack of segregation of duties due to the size of the accounting department and the lack of qualified accountants due to the limited financial resources of the Company. We are in the process of improving our internal control over financial reporting in an effort to remediate this deficiency.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2008	CORD BLOOD AMERICA, INC.

By:
Name: Matthew L. Schissler
Title: Chief Executive Officer, Chief Financial Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE		DATE

Chairman of the Board and
Matthew L. Schissler	Chief Executive Officer	September 11, 2008

Joseph Vicente	Director	September 11, 2008

Timothy McGrath	Director	September 11, 2008

Rick Neeson	Director	September 11, 2008

Exhibit 23.1

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 pertaining to the 2007 Flexible Stock Plan and the Amended and Restated 2007 Flexible Stock Plan of Cord Blood America, Inc. of our report dated April 14, 2008, relating to the consolidated financial statements of Cord Blood America, Inc., which report appears in the December 31, 2007 Annual Report on Form 10KSB/A of Cord Blood America, Inc.

Rose, Snyder & Jacobs

A Corporation of Certified Public Accountants

Encino, California

September 10, 2008

Exhibit 31.1

CERTIFICATION

I, Matthew L. Schissler, certify that:

1.	I have reviewed this annual report on Form 10KSB/A of Cord Blood America, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of Cord Blood America, Inc.  as of, and for, the periods presented in this report;

4.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for Cord Blood America, Inc. and have:

A.

Designed such disclosure controls and procedures to ensure that material information relating to Cord Blood America, Inc., including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

B.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

C.

Evaluated the effectiveness of Cord Blood America, Inc.’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

D.

Disclosed in this report any change in Cord Blood America, Inc.’s internal controls over financial reporting that occurred during Cord Blood America, Inc.’s most. recent fiscal quarter (Cord Blood America, Inc.’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, Cord Blood America, Inc.’s internal control over financial reporting.

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to Cord Blood America, Inc.'s auditors and the Cord Blood America, Inc.'s board of directors:

A.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Cord Blood America, Inc.’s ability to record, process, summarize and report financial information; and

	B.	Any fraud, whether or not material, that involves management or other employees who have a significant role in Cord Blood America, Inc.’s internal control over financial reporting.

Dated:  September 11, 2008

/s/ Matthew L. Schissler
Matthew L. Schissler
Chairman of the Board , Chief Executive Officer, and Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cord Blood America, Inc. (the “Company”) on Form  10-KSB/A for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Matthew L. Schissler, Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of December 31, 2007, and for the period then ended.

/s/ Matthew L. Schissler
Matthew L. Schissler
Chairman of the Board , Chief Executive Officer , and Principal Financial Officer
September 11, 2008

EXHIBIT 31. 1

CERTIFICATION

I, Matthew L. Schissler, certify that:

1. I have reviewed this Quarterly Report on Form 10Q/A of Cord Blood America, Inc. for the quarter ended June 30, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant , including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant 's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant 's internal control over financial reporting that occurred during the registrant 's most recent fiscal quarter (the registrant 's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant 's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant 's auditors and the audit committee of the registrant 's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: September 11 , 2008	By: /s/	Matthew L. Schissler
	Name:	Matthew L. Schissler
	Title:	Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Matthew L. Schissler, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q/A of Cord Blood America, Inc. for the quarter ended June 30, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant , including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant 's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant 's internal control over financial reporting that occurred during the registrant 's most recent fiscal quarter (the registrant 's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant 's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant 's auditors and the audit committee of the registrant 's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: September 11, 2008	By: /s/	Matthew L. Schissler
	Name:	Matthew L. Schissler
	Title:	Chief Executive Officer and Chief Financial Officer (Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q of Cord Blood America, Inc. (the “Company”) for the quarter ended June 30, 2008, for the fiscal quarter ended June 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew L. Schissler, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company, as of, and for the periods presented in the Report.

Date: September 11, 2008	By: /s/	Matthew L. Schissler
	Name:	Matthew L. Schissler
	Title:	Chief Executive Officer , Chief Financial Officer and Chairman of the Board